UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: September 18, 2015

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

40 University Ave., Suite 1100, Toronto, Ontario M5J 1T1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Sheila Colman
Date: September 18, 2015	Sheila Colman
Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Meeting and Management Information Circular dated September 15, 2015.

99.2	Letter of Transmittal for Common Shares of Denison Mines Corp.

99.3	Form of Proxy.